UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13D
                       (Rule 13d-101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                        RULE 13d-1(a)
   AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                     (Amendment No. 19)*

                Capital City Bank Group, Inc.
                      (Name of Issuer)

                Common Stock, $.01 Par Value
               (Title of Class of Securities)

                          13974105
                       (CUSIP Number)

 J. Kimbrough Davis, P.O. Box 11248, Tallahassee, FL; (850) 671-0300 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       April 18, 1999
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The reminder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        SCHEDULE 13D

CUSIP No. 13974105



1    NAMES OF REPORTING PERSONS    William G. Smith, Jr.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) []
                                                       (b) []
     N/A



3    SEC USE ONLY



4    SOURCE OF FUNDS*    PF, PN



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e) []

     N/A



6    CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.A.



NUMBER OF         7    SOLE VOTING POWER             883,183.1
SHARES
BENEFICIALLY      8    SHARED VOTING POWER         1,862,322.5
OWNED BY
EACH              9    SOLE DISPOSITIVE POWER        883,183.1
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER    1,862,322.5



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,695,505.6



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [X]

     21,727.0


12   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.42%



14   TYPE OF REPORTING PERSON*     IN




AMENDMENT NO. 19 TO SCHEDULE 13D

Item 4.  Purpose of Transaction is amended to include:

As of April 18, 1999, Mr. Smith resigned as co-trustee of the Smith Family Charitable Lead Trust, and as of that date, is no longer a beneficial owner of the 250,000 shares of Capital City Bank Group, Inc. ("CCBG") common stock therein.

As of March 29, 1999, each of the acquisitions described in
Item 5(c) of this Amendment No. 19 to Schedule 13D were made in connection with CCBG's 1996 Dividend Reinvestment Plan.

Item 5. Interest in Securities of Issuer is amended to read as follows:

                                                Number of        Percentage
                                                  Shares          Ownership

a.   William G. Smith, Jr.                       781,075.9           8.81%

     Capital City Bank as Custodian for
       William G. Smith, Jr., IRA                  2,260.4              *

     William G. Smith, Jr. as Custodian for       24,923.4              *
       Jennifer W. Smith (Minor Daughter)

     William G. Smith, Jr. as Custodian for       24,923.4              *
       William G. Smith, III (Minor Son)

     The JWS Trust                                21,801.2              *

     The WGS III Trust                            21,801.2              *

     The VAS Trust                                22,416.0              *

     The WHS Trust                                22,416.0              *

     The William Godfrey Smith Trust             271,042.1           3.06%

     William Godfrey Smith Power of Attorney   1,166,205.0          13.16%

     2 S Partnership                             336,641.0           3.80%
                                               -----------          ------
                                               2,695,505.6          30.42%
                                               ===========          ======

     Paula P. Smith (wife)                        19,603.0              *

     Capital City Bank as Custodian for
       Paula P. Smith, IRA                         2,124.0              *
                                               -----------          ------
                                                  21,727.0              *
                                               ===========          ======
     * Less than 1%.

     Under the definition of "beneficial ownership" in
     Section 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 21,727.0 shares of CCBG common stock held by his wife, Paula P. Smith, and Capital City Bank as Custodian for Paula P. Smith, IRA.
     Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of such shares.

b. Mr. Smith has sole voting and investment power with respect to 883,183.1 shares of CCBG common stock consisting of (a) 781,075.9 shares held directly,
     (b) 2,260.4 shares held by Capital City Bank as custodian for William G. Smith, Jr., IRA, (c) 24,923.4 shares held as Custodian for Jennifer W. Smith, and
     (d) 24,923.4 shares held as Custodian for William G.
     Smith, III.

     Mr. Smith shares voting and investment power with Robert H. Smith, Vice President, Capital City Bank Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 696,117.5 shares of CCBG common stock, consisting of (u) 21,801.2 shares in the JWS Trust, (v) 21,801.2 shares in the WGS III Trust,
     (w) 22,416.0 shares in the VAS Trust, (x) 22,416.0 shares in the WHS Trust, (y) 271,042.1 shares in the William Godfrey Smith Trust and (z) 336,641.0 shares in the 2 S Partnership. Mr. Smith shares voting and investment power with William Godfrey Smith, Vice Chairman, Capital City Bank Group, Inc., 217 North Monroe Street, Tallahassee, Florida 32301, with respect to 1,166,205.0 shares by virtue of a Durable Power of Attorney, dated as of December 20, 1996, over all shares of CCBG common stock owned by William Godfrey Smith.

     Mr. Smith has no voting or investment power with respect to the 21,727.0 shares of CCBG common stock held by his wife, Paula P. Smith, and by Capital City
     Bank as Custodian for Paula P. Smith, IRA.  Pursuant to
     Rule 13d-4 promulgated under the Act, Mr. Smith disclaims beneficial ownership of such shares.

c. As of March 29, 1999, each of the following acquisitions occurred in connection with CCBG's 1996
     Dividend Reinvestment Plan, at a cost of $23.46 per share:

                                                      Number of
                                                       Shares

     William G. Smith, Jr.                               25.6

     Capital City Bank as Custodian for                  11.5
       William G. Smith, Jr., IRA

     William G. Smith, Jr. as Custodian for               5.1
       Jennifer W. Smith (Minor Daughter)

     William G. Smith, Jr.  as Custodian for              5.1
       William G. Smith, III (Minor Son)

     The William Godfrey Smith Trust                    130.8

     2 S Partnership                                     13.5

     Capital City Bank as Custodian for
       Paula P. Smith, IRA                               10.8


d.   Not applicable.

e.   Not applicable.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 1999

/s/ William G. Smith, Jr.
    William G. Smith, Jr.